November 29, 2018

Kevin M. Farr
Chief Financial Officer
ChromaDex Corp.
10005 Muirlands Blvd.
Suite G
Irvine, California 92618

       Re: ChromaDex Corp.
           Form 10-K for the Fiscal Year Ended December 30, 2017
           Filed March 15, 2018
           Form 8-K Dated November 7, 2018
           Filed November 7, 2018
           File No. 001-37752

Dear Mr. Farr:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed November 7, 2018

Exhibits

1. You disclose the following non-GAAP information in your earnings release furnished as
       Exhibit 99.1:

           a non-GAAP measure, Adjusted EBITDA per share; and a full non-GAAP income statement to reconcile to your non-GAAP results.

       Please represent to us that you will no longer provide this information in future earnings releases. See Non-GAAP Compliance and Disclosure Interpretations numbers 102.05,
       103.02 and 102.10.
 Kevin M. Farr
ChromaDex Corp.
November 29, 2018
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameKevin M. Farr                           Sincerely,
Comapany NameChromaDex Corp.
                                                          Division of
Corporation Finance
November 29, 2018 Page 2                                  Office of Healthcare
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